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                                                                       EXHIBIT 4

                          [LOGO OF SPLASH TECHNOLOGY]

September 14, 2000

Dear Stockholders:

  We are pleased to inform you that, on August 30, 2000, Splash Technology Holdings, Inc. ("Splash") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Electronics For Imaging, Inc. ("EFI") and Vancouver Acquisition Corp., EFI's wholly-owned subsidiary, providing for the acquisition of Splash. Pursuant to the Merger Agreement, Vancouver Acquisition Corp. has commenced a tender offer for all the outstanding shares of Splash's common stock at $10.00 per share, net to the sellers in cash (the "Offer").

  Following the successful completion of the Offer, Vancouver Acquisition Corp. will merge into Splash (the "Merger"), and all shares not purchased in the Offer will be converted into the right to receive $10.00 per share in cash in the Merger without interest. As a result of the Merger, Splash will become a wholly-owned subsidiary of EFI.

  Your board of directors unanimously (1) determined that the Merger Agreement, and the transactions contemplated by it, including each of the Offer and the merger, are fair to and in the best interests of Splash and its stockholders,
(2) approved and adopted the Merger Agreement and the transactions contemplated by it and (3) recommends that the stockholders of Splash accept the Offer and tender their shares pursuant to the Offer.

  Enclosed with this letter is a copy of Splash's Solicitation/Recommendation Statement on Schedule 14D-9, which describes the reasons for your Board's recommendation. Also enclosed are the Offer to Purchase by Vancouver Acquisition Corp., together with related materials, including a Letter of Transmittal to be used for tendering your shares. These materials set forth in detail the terms and conditions of the tender offer, and provide instructions on how to tender your shares. I urge you to read the enclosed materials carefully in their entirety.

                                  Very truly yours,

                                  /s/ KEVIN K. MACGILLIVRAY

                                  Kevin K. Macgillivray
                                  Chief Executive Officer

 SPLASH TECHNOLOGY, INC. . 555 DEL REY AVENUE . SUNNYVALE . CA . 94086 . PHONE:
                        408.328.6300 . FAX: 408.328.6400